Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East, 37th Floor Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

May 14, 2024

VIA EDGAR

Ms. Kimberly A. Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Ares Capital Corporation Preliminary Proxy Statement Filed April 30, 2024 (File No. 814-00663)

Dear Ms. Browning:

In a telephone conversation on May 8, 2024, you provided us with verbal comments on the preliminary proxy statement on Form PRE 14A (the “Proxy Statement”), filed by Ares Capital Corporation (“ARCC” or the “Registrant”). We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission provided by you, and immediately below each such comment is ARCC’s response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Proxy Statement. We acknowledge that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that revisions with respect to one portion of the Proxy Statement are applicable to all similar portions of the Proxy Statement.

General

1.

Comment: Please confirm that the virtual meeting will be held in compliance with the Staff’s written statement “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (the “Virtual Meeting Guidance”).

Response: The Registrant confirms that it has reviewed the Virtual Meeting Guidance and the Registrant’s Special Meeting of Stockholders (the “Special Meeting”) to be held virtually on August 8, 2024 will be held in accordance with the Virtual Meeting Guidance. Specifically, as described on Page 1 of the Proxy Statement, stockholders will be afforded the same rights and opportunities to vote, ask questions and participate at the Special Meeting as they would at an in-person special meeting. Additionally, the Registrant will revise the Proxy Statement to add additional disclosure regarding the availability of technical assistance; see the Registrant’s response to Comment 3 below.

Austin   Bay Area    Beijing    Boston    Brussels    Chicago    Dallas   Hong Kong    Houston    London   Los Angeles    Munich   New York    Paris    Salt Lake City   Shanghai    Washington, D.C.

U.S. Securities and Exchange Commission

May 14, 2024

2.

Comment: Please confirm that a virtual meeting is permissible under the Registrant’s governing documents and applicable law.

Response: The Registrant confirms that a virtual meeting is permissible under the Registrant’s governing documents and applicable law, which is Maryland law, and the Special Meeting will be held in accordance with such governing documents and applicable law. Section 3 of Article II of the Registrant’s Bylaws provides that the date and time and place of a special meeting may be set by any Chairman of the Registrant’s board of directors, the Registrant’s President or the Board of Directors, whichever has called the meeting. The Registrant’s bylaws do not prohibit holding a stockholder meeting by remote communication. Further, Section 2-503 of the Maryland General Corporation Law provides that if a board of directors is authorized to determine the place of stockholder meetings, the board of directors may determine that the meeting be held partially or solely by means of remote communication.

3.

Comment: Please revise the Proxy Statement to include additional disclosure related to accessing the virtual meeting and the availability of technical assistance.

Response: The Registrant undertakes to revise the Stockholder Letter, Notice of Special Meeting of Stockholders, and page 1 of the Proxy Statement to include the disclosure below regarding accessing the virtual meeting and the availability of technical assistance:

Stockholders are encouraged to enter the virtual Special Meeting site prior to the start time in order to leave ample time to confirm the internet connection is sufficient to access the site and to allow sufficient time to log in and familiarize themselves with the virtual meeting platform. The virtual meeting platform is supported across different internet browsers and various devices (desktops, laptops, tablets, and cell phones) that have the most updated version of applicable software installed. Technical support will be available beginning 15 minutes prior to, and through the conclusion of, the Special Meeting. For stockholders encountering any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start time of the meeting.

The Registrant further undertakes to revise the second paragraph under “Other Matters” in the Proxy Statement to add the bolded disclosure below:

You are cordially invited to attend the Special Meeting electronically at www.virtualshareholdermeeting.com/ARCC2024SM. Whether or not you plan to attend the Special Meeting, you are requested to promptly fill out, sign, date and mail the enclosed proxy card or authorize your proxy by telephone or through the Internet as soon as possible. The Special Meeting will be held in a virtual format only. You will not be able to attend the Special Meeting physically. To be admitted to the Special Meeting at www.virtualshareholdermeeting.com/ARCC2024SM, you must enter the control number found on your proxy card, voting instruction form or notice you will receive. Please allow time for online check-in procedures. You may vote during the Special Meeting by following the instructions available on the meeting website during the meeting. If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start time of the meeting.

U.S. Securities and Exchange Commission

May 14, 2024

4.

Comment: Please revise the Notice of Special Meeting and the Proxy Card to clarify how long the authorization for the Registrant to sell or otherwise issue shares of its common stock at a price below its then current net asset value per share would be effective for, if approved at the Registrant’s special meeting.

Response: The Registrant acknowledges the Staff’s comment and undertakes to revise the Notice of Special Meeting and the Proxy Card to add the bolded disclosure below.

Notice of Special Meeting:

To consider and vote upon a proposal to authorize the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock, par value $0.001 per share (the “common stock”), at a price below its then current net asset value per share subject to certain limitations set forth herein (including, without limitation, that the number of shares issued does not exceed 25% of its then outstanding common stock). If approved, the authorization would be effective for common stock issued during a twelve-month period expiring on the anniversary of the date of this Special Meeting.

Proxy Card:

To authorize the Company, with the approval of its board of directors, to sell or otherwise issue shares of its common stock, par value $0.001 per share (the “common stock”), at a price below its then current net asset value per share subject to the limitations set forth in the proxy statement for the special meeting of stockholders (including, without limitation, that the number of shares issued does not exceed 25% of the Company’s then outstanding common stock). If approved, the authorization would be effective for common stock issued during a twelve-month period expiring on the anniversary of the date of this Special Meeting.

5.

Comment: Please enhance the Proxy Statement to clarify that the costs of solicitation of proxies being borne by the Registrant will be indirectly borne by the stockholders of the Registrant.

Response: The Registrant acknowledges the Staff’s comment and undertakes to revise page 2 of the Proxy Statement to add the bolded disclosure below:

The Company, and, ultimately, its stockholders, will bear the cost of solicitation of proxies in the form accompanying this statement.

6.

Comment: Under “Stockholder Nominations and Proposals for the 2025 Annual Meeting” on page 14 of the Proxy Statement, please clarify the difference between a stockholder “submitting” a proposal or nomination and a proposal or notice being “delivered” or revise for consistency.

Response: The Registrant acknowledges the Staff’s comment and undertakes to revise the Proxy Statement to remove references to “submitting” stockholder proposals or nominations and instead clarify that stockholder nominations or other proposals being proposed for inclusion in the Registrant’s proxy statement pursuant to the Registrant’s bylaws must be “delivered” in accordance with Section 11 of Article II of the Registrant’s bylaws.

U.S. Securities and Exchange Commission

May 14, 2024

7.

Comment: Please enhance the disclosure set forth in “Stockholder Nominations and Proposals for the 2025 Annual Meeting” in the Proxy Statement to provide a method for delivery of stockholder proposals and nominations and an address where such proposals and nominations may be delivered.

Response: The Registrant acknowledges the Staff’s comment and undertakes to revise the Proxy Statement in response to the Staff’s comment to provide a method for delivery of stockholder proposals and nominations.

8.

Comment: Under “Stockholder Nominations and Proposals for the 2025 Annual Meeting” on page 14 of the Proxy Statement, please revise the references to “days” to clarify in each instance whether “days” refers to “calendar days” or “business days.”

Response: The Registrant acknowledges the Staff’s comment and undertakes to revise the language in such section on page 14 of the Proxy Statement in response to the Staff’s comment to clarify whether references to “days” are intended to refer to “calendar days” or “business days.”

9.	Comment: Pursuant to Rule 14a-6(e)(1) (“Rule 14a-6(e)(1)”) under the Exchange Act, all forms of proxy filed pursuant to section (a) of Rule 14a-6, are required to be clearly marked as “Preliminary Copies.” Please confirm that you will mark such forms of proxy as “Preliminary Copies” in future filings made pursuant to section (a) of Rule 14a-6.

Response: In the future, Registrant undertakes to clearly identify preliminary proxy forms as preliminary copies in compliance with Rule 14a-6(e)(1).

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We look forward to discussing with you any additional questions you may have regarding the Proxy Statement. Please do not hesitate to call me at (310) 552-4355 or email me at monica.shilling@kirkland.com.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

cc:	Joshua M. Bloomstein, General Counsel, Vice President and Secretary Ares Capital Corporation